Mail Stop 3561

April 28, 2008

Mr. Jeffrey I. Badgley, Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, Tennessee 37363

> **Re:** **Miller Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-14124**

Dear Mr. Badgley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief